Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 001-39406

On January 14, 2021, ACE Convergence Acquisition Corp. (“ACE”) published a recorded presentation on its public website with information regarding ACE, Achronix Semiconductor Corporation ("Achronix") and the proposed business combination between the two companies. The following is a transcript of such presentation. The slides referenced in the presentation were filed with the Securities and Exchange Commission pursuant to Rule 425 on January 14, 2021.

Behrooz Abdi:	Hello everybody, I'm Behrooz Abdi, Chairman and CEO of ACE Convergence Acquisition Company. I'm joined on today's call by Robert Blake, Chief Executive Officer for Achronix, and Mark Voll, Chief Financial Officer of Achronix.

We're very excited to present the business combination between ACE and Achronix. ACE was established with a focus on the enterprise IT sector, targeting high-growth companies that are poised to capitalize on the changing landscape of data acceleration being driven by developments in AI, cloud, and 5G technologies.

We assembled a team of sector specialists with a proven history of scaling complex technology organizations and making transformative value creation decisions. Our team's collective years of operating experience in this space is a distinguishing factor in this merger. We can leverage our deep sector knowledge and industry connections to increase value post-transaction as board members and senior advisors.

As we launched our SPAC, we had a few criteria for selecting the optimal target. We were looking for a company that was either a category leader or had scarcity value, and that had a disruptive technology with high barriers to entry that was customer validated with a strong design pipeline, and attractive financial characteristics.

Achronix had been on our shortlist from the start. When we began our diligence, we knew we had found our merger partner, one that satisfied our mandate, and also offered a compelling, and highly differentiated investment opportunity.

Achronix is a fabless semiconductor company with a long history of delivering innovative FPGA products and supporting software tools. As the only independent high-end FPGA provider bolstered by a distinctive licensing model, Achronix is uniquely positioned to provide specialized flexible compute solutions for data acceleration. An approximate $10 billion dollar market opportunity expected to grow at a double digit CAGR through 2025 according to Semico Research.

Now, I will add a few words about the expected transaction parameters. The implied equity value of the combined company is approximately $2.1 billion. With industry leading forecast revenue growth and profitability, we believe the valuation compares very favorably to recent semiconductor IPOs on the peer group.

Furthermore, our PIPE was oversubscribed at $150 million. The transaction is expected to result in $300 million in cash to the combined company before expenses, assuming no redemptions by our shareholders.

To demonstrate our conviction to, in the future of this merger, and alignment of interest with shareholders, Achronix and ACE have collectively agreed to defer five million of our shares subject to the achievement of certain stock price hurdles. We could not be more excited to partner with the Achronix team.

With that, I'm pleased to ask Robert Blake, Chief Executive Officer of Achronix for additional comment. Robert?

Robert Blake:	Thank you, Behrooz. I'm very pleased to give you, first of all, an introduction to our company.

Achronix was founded in 2004, and today we are the only independent high-end FPGA provider that provides both high performance data acceleration FPGAs, that we call Speedster, together with a differentiated IP licensing model where we offer customers building their own ASICs and SoCs the ability to license our embedded FPGA technology for integration in their chips.

Our products go after a broad range of high growth market segments from computational acceleration, high performance networking, high performance and smart storage, wireless infrastructure in the form of 5G, and also automotive applications. Our key financials for 2021, our revenue projection is 158 million. We'll have gross margins in the 76% and an overall EBIT margin of 32%.

We've now got a number of key partnerships for our company. Our manufacturing partners, TSMC for our new products, Intel for our mainstream products; and then key relationships with BittWare, which is part of the Molex organization; and then both Synopsys and Mentor Graphics for EDA tools.

On the right-hand side, you see our timeline. When the company began, we invented some key technology, and we were able to build, and design new products. The, kind of, second phase of our company as we rolled out our first Speedster 22i products, those products gained traction in the marketplace.

We actually receive over $400 million in cumulative orders. And our Speedcore technology has been used for high volume, mission critical applications, and infrastructure. And those customers have manufactured more than ten million Speedcores in their products.

But now, we're entering a very exciting phase for the company, the acceleration phase. You're going to hear today that our pipeline of new design win activity is at $1.1 billion. And that if you look at our growth rate over an extended period of time through 2023, you're going to see growth rates in the range of 25 to 30% in that period.

When I talk about the market opportunity on the, on the, the slide with programmable logic, we're entering into a very new and exciting opportunity. And as you look in the world of machine learning and AI computational acceleration, we see the picture on this slide, the center of that computational acceleration is now something called a DPU or a data processing unit.

And we believe that our FPGA technology in the form of Speedster and our Embedded FPGA technology in the form of Speedcore will play a critical role at the center of these new heterogeneous compute systems where not only performance is important, but also flexibility to change. When you look at the market opportunities for us going forward with our products, we believe that there is a large, more than $10 billion market opportunity.

If you split those out between the two different product types, first of all, our high- end FPGAs, we see that that market is going to grow in the double-digit 12% per year range between 2020 and '25. If you look at the IP market where our Speedcore products this, that is also a large and growing market.

But on the right-hand side, we've identified some of the end market applications, cloud, and edge compute, smart networking, computational storage, automotive, and 5G. These are large and high-growth opportunities for the combination of our Speedster and Speedcore products. Let's take a look at those in a little more detail. These are the different classes of products, our data acceleration solutions.

On the left-hand side is our chip business, we produce a series of high-performance FPGA based data accelerators that we call Speedster. And our latest product family, Speedster7t, is built on TSMC's latest technology, 7-nanometer. These devices have the highest levels of performance for both computational acceleration, as well as high performance networking.

On the right-hand side of this chart in partnership with BittWare, a part of the Molex organization, we're building a series of standard form factor acceleration cards that we call VectorPath. And these are cards that can be used, either standalone, or can be shipped inside stackable servers from Dell and HP.

They come with a full range of software tools, and these are aimed at accelerating the adoption of our Speedster 7t technology, and for customers that will then be interested in licensing of Speedcore.

And in the center of this chart, you see our licensing model, this is what we call Speedcore. And this is a licensed IP model for customers who want to build their own ASICs and SoCs, they can integrate a piece of our Speedcore technology for adding flexibility and data acceleration.

The interesting part about this business model is as we license this technology, Achronix bears no manufacturing costs. And so this is a high margin business. And today without Speedcore technology, the customers that have licensed this technology have shipped more than ten million cores.

And then across the bottom you see our software tools. None of these solutions would be possible without a highly efficient set of software tools. We call those the Achronix CAD environment, or the ACE design tools. And this enables us to scale our business by offering designers an efficient set of software tools that enable them to develop their own applications.

On the next slide is a summary of the history of our technology, and I'll go through this quickly. In the design and build phase, we built our first Speedster the products on 65-nanometer technology. Although these products demonstrated our capabilities, these products in the marketplace were not commercially successful.

Our next generations of products, Speedster7t, were a more conventional, synchronous style FPGA architecture. And it's the, this family of devices that has enabled us to scale. We received over $400 million of cumulative orders on these products. And at that time in our history, we also had the vision to build Speedcore technology or our licensed IP.

And you see that in this blue bar, we started off with 22-nanometer, and we found very quickly that our customers were interested in TSMC's 16-nanometer technology.

And in the ramp up of those, of that Speedcore business, today we've shipped more than ten million cores of Speedcore technology. So very clearly, a demonstration of a high volume, manufacturable technology, and it has been used in mission critical telecom infrastructure applications.

Our next development phase with Speedster7t, this is our latest high-end FPGA based data acceleration product built using TSMC's 7-nanometer technology. And it's this product that we're seeing very, very strong growth opportunity and a pipeline of more than $1.1 billion in opportunities. And already, we're starting on building our next generation product that will supersede Speedster7t.

If you look at the market and the positioning, or the differentiated positioning of that on the, the next slide, what you'll see is, it's very typical to segment the FPGA marketplace, as the picture on the left shows, into logic density going vertically, and performance going horizontally.

And you'll see that there are typically three boxes, there's a low-end FPGA space, a mid-range, and high-end. The low and mid-range tend to be more of a commodity class of products, they also tend to have lower gross margins.

Our products in our standalone FPGAs, meaning Speedster7t are very clearly focused on the high-end of the marketplace.

And the reason that that's important is that, not only is that the fastest growing segment of the FPGA marketplace, but it also commands the highest gross margins. And then we complement that high-end FPGA with our Embedded FPGA strategy. And we are the only company that offers both high-end FPGAs and licenses, high-end FPGA technology for integration in ASICs and SoCs.

What this enables us to do then is to have a highly differentiated dual strategy, and it enabled us, it enables us to be able to have a broad range of end market applications for these two classes of products in applications like AI/ML, computational storage, automotive, SmartNICs, and 5G _____ [00:13:53], 5G Wireless, all of which are high growth opportunities.

Let's dive into those in a little more detail. In this next chart, looking at these high growth, our applications, so these solutions, you'll see that there are five categories those same five categories of AI/ML, SmartNIC, computational storage, the automotive space for ADAS, and 5G. And in each case, in that center bar, you can see which of our products fit these end marketplaces, and so our combination of both our Speedster high-end FPGAs as well as our Speedcore license technology.

We're obviously accelerating computation to the AI/ML space, doing very, very fast packet processing for SmartNIC applications, adding offload capability for computational storage to build much higher performance storage systems.

The ADAS is an opportunity for us to work in sensor fusion applications to be able to do very high data processing with very low latency. But finally, 5G Wireless, our Speedcore technology offers companies who are building their own ASICs in that space to offer great flexibility and data acceleration capabilities.

On the next slide, you'll see how those markets, we are positioned across a broad, diverse range of applications, and these are our target customers in these spaces. So in the AI/ML space, computational acceleration, both in the cloud as well as edge; on the networking space, looking at high performance, routing and switching opportunities, as well as top-of-the-rack switches.

In the 5G Wireless space, companies that lead this technology space, building their own ASICs, and requiring the addition of Speedcore technology to add flexibility, and performance.

And finally, on the lower-right, the automotive space, first customers that are adopting our technology, they're using our Speedcore IP in their ASICs to be able to do sensor fusion. And so they're adding computational acceleration with very low latency performance that is critical for these automotive ADAS applications.

And there on the left-hand side, companies building computational storage products, we have unique features in our Speedster products that have the latest generation of PCI Express Generation 5, as well as GDDR6 memories that are critical for these new classes of computational storage applications. When you combine all of these pieces together in this broad range of high growth markets, we see a very strong and increasing design win pipeline.

And so on the next slide, you see our pipeline, this is very typical in our industry to, to find new customer opportunities for our products and services. And then to move those from left to right on this chart, the top line is our Speedster products, so that's our chip business. The bottom piece is our IP.

And this is a snapshot in November, almost 90 different projects for these two classes of projects. And in each of these cases, we match these opportunities from the early phases of engagement to then, interest evaluation and, finally, design wins.

When you look at the total value of this backlog, our backlog of mature products, meaning Speedster22i, as of November, this was $162 million. And then the value of the pipeline, meaning if you take all of these projects, and then you age those out over time, the combined value of these projects, $720 million for our Speedster devices, but about $400 million of new Speedcore opportunities.

Obviously, the combination of these pieces gives us a backlog and design win pipeline of well over a billion dollars of opportunities, which is going to fuel our growth for over the next few years.

If I take this design win activity, and then I compare that to our revenue plans over the next two years, on the next slide, you'll see that the gray boxes here are our revenue plans for 2021 and '22; 158 million for 2021. And in fact, we already have orders in hand of 71% of that number in the dark blue, meaning our Speed – our Speedster22i products. And this puts us in a, a very unique position to be starting 2021, with 71% of our revenue plan already with orders in hand.

The light blue and the green show the aged value of those design win activities that will drive new Speedster7t opportunities as we roll that product out this year, and also new Speedcore opportunities as well.

If I jump to the next slide and then look at both historical and revenue projections, certainly the dark blue on this chart shows us, it shows you the revenue for our Speedster22i, our mainstream products. And you can see those increasing over 2020 to '21.

And then as that big product becomes more mature, it will start to decline. It's going to be replaced very quickly by both our Speedster7t, our new product family in light blue, and then the IP product family that we have in the green.

If you look at the overall market value in the circles on the bottom right-hand side, the current design win pipeline then shows you the design activity that we have in our design win pipeline, and the different market segments that make up that growth. And so very quickly, you're going to see that our diversification of customer base will increase very quickly as we roll out the Speedster7t products as well as increased momentum of Speedster of Speedcore products.

Our long-term operating model is very healthy, we say that the combination of a high gross margin, high-end FPGA family, meaning Speedster, will represent about 70% of our revenues. And 30% of those revenues will come from our licensed IP model, Speedcore, where we have no manufacturing costs. And so this is a high 90s gross margin business for us.

The combination of those two, and the broad range of market opportunities that we have for our products will enable us to have a 25 to, to 20 to 25% growth rate.

The year-on-year revenue growth for our long-term financial model is 20 to 25%. Gross margins are expected to be in the 70 to 75%, operating expenses as a percentage of revenue around 40. And that's going to give us a very healthy 30 to 35% EBIT margin.

And so the combination of the growth markets that our products are targeted, we expect that our financial profile will enable us to have both strong revenue growth and high profitability.

Moving to the valuation benchmark summary, what we show on this slide is two comparisons: First, revenue growth on the top left-hand side, and then the EBIT margin numbers on the left-hand side, lower left-hand side.

We have looked at companies with a core comparisons, first of all, companies in the data acceleration space, companies like Lattice Semiconductor in the FPGA space. Companies in the, like, CEVA, that are in the IP space, and then some recent IPOs.

There are no exact pure play comparisons between Achronix and these companies, but I would compare to Lattice as a FPGA play in 2021. You would look at the numbers for Achronix versus Lattice, and what you'd see is that the revenue comparisons would be at 11x and the EBIT margin numbers at 32. And so when you make those comparisons between Lattice as being, also in the FPGA space against 14.5 and 47, I think that we compare very favorably.

If I jump to the next slide and look at the management team, we're very proud that we have a very strong team of industry, and technology leaders that have been working in the FPGA space, and related industries for some time. I'd highlight the black bars in each of these areas, you'll see that not only our executive team has extensive experience at Achronix, but also has a tremendous amount of experience in the industry. And that enables us to be able to innovate in our products and execute on our product development.

And finally to summarize our growth strategy, three fundamental pillars, first of all, expanding our sales footprint to capture new opportunities on a worldwide basis. To continue to expand our technology footprint to accelerate the adoption of our Embedded FPGA technology; and then finally, accelerating, and in innovating in our new product development.

The combination of these three is going to deliver with both high growth and high profitability.

[END OF TAPE]

Disclaimer

This Transcript (“Transcript”) has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between ACE Convergence Acquisition Corp. (“ACE”) and Achronix Semiconductor Corp. (“Achronix”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission (“SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Transcript is truthful or complete. Any representation to the contrary is a criminal offense.

No representations or warranties, express or implied, are given in, or in respect of, the Transcript. To the fullest extent permitted by law, in no circumstances will ACE, Achronix or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents be responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of the Transcript, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in the Transcript have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither ACE nor Achronix has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, the Transcript does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Achronix or the Proposed Business Combination. Viewers of the Transcript should each make their own evaluation of Achronix and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. The information contained in the Transcript is as of January 14, 2021 and does not reflect any subsequent events.

Forward-Looking Statements Legend

This Transcript contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Achronix and ACE. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements, other than statements of present or historical fact included in this press release, regarding ACE’s proposed acquisition of Achronix and ACE’s ability to consummate the proposed transaction, among others, are forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities, the risk that the transaction may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE, the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of ACE, the satisfaction of the minimum Trust Account amount following redemptions by ACE’s public shareholders and the receipt of certain governmental and regulatory approvals, the lack of a third party valuation in determining whether or not to pursue the proposed transaction, the inability to complete the PIPE Investment, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the effect of the announcement or pendency of the transaction on Achronix’s business relationships, operating results, and business generally, risks that the proposed transaction disrupts current plans and operations of Achronix, the outcome of any legal proceedings that may be instituted against Achronix or against ACE related to the Merger Agreement or the proposed transaction, the ability to maintain the listing of ACE’s securities on a national securities exchange, changes in the competitive and regulated industries in which Achronix operates, variations in operating performance across competitors, changes in laws and regulations affecting Achronix’s business and changes in the combined capital structure, the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, failure to realize the anticipated benefits of the proposed transaction, risks relating to the uncertainty of the projected financial information with respect to Achronix, risks related to the rollout of Achronix’s business and the timing of expected business milestones, the effects of competition on Achronix’s business, the effects of the cyclical nature of the semiconductor industry on Achronix’s business, risks related to Achronix’s customer concentration, the risks to Achronix’s business if internal processes and information technology systems are not properly maintained, risks associated with Achronix’s operational dependence on independent contractors and third parties, risks associated with Achronix’s reliance on certain suppliers for, among other things, silicon wafers, risks and uncertainties related to Achronix’s international operations, including possible restrictions on cross-border investments which could harm Achronix’s financial position, and risks associated with Achronix’s ability to develop new products and adapt to new markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACE’s registration on Form S-1, as amended (File No. 333-239716), the registration statement on Form S-4 discussed above and other documents filed by ACE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ACE nor Achronix presently know, or that ACE or Achronix currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. ACE and Achronix anticipate that subsequent events and developments will cause ACE’s and Achronix’s assessments to change. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements as predictions of future events, and Achronix and ACE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. Neither Achronix nor ACE gives any assurance that either Achronix or ACE, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

This Transcript relates to a proposed transaction between Achronix and ACE. This Transcript does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ACE intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of ACE, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all ACE shareholders. ACE also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of ACE are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov.

The documents filed by ACE with the SEC also may be obtained free of charge at ACE’s website at http://acev.io or upon written request to 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

Participants in Solicitation

ACE and its directors and executive officers may be deemed to be participants in the solicitation of proxies from ACE’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Transcript is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ACE, the combined company or Achronix, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.